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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                                  LAZARD LTD
--------------------------------------------------------------------------------
                               (Name of Issuer)



                Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G54050102
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Bruce Wasserstein
                                  Lazard Ltd
                             30 Rockefeller Plaza
                           New York, New York 10020

                                with a copy to

                               David Stoll, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 10, 2005
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                       Page 3 of 15


CUSIP No.: G54050102

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Bruce Wasserstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) OO [GRAPHIC OMITTED]

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States

Number of       7. Sole Voting Power:  1,316,838
Shares
Beneficially    8. Shared Voting Power:  0
Owned by
Each            9. Sole Dispositive Power: 3,296,175
Reporting
Person With    10. Shared Dispositive Power: 0


11. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,296,175


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X](1)


----------
(1) Numbers reported on this page exclude all interests held by the Cranberry Dune 1998 Long-Term Trust, for which interests Mr. Wasserstein disclaims beneficial ownership.

Schedule 13D                                                        Page 4 of 15


13. Percent of Class Represented by Amount in Row (11): 3.296%

14. Type of Reporting Person (See Instructions): IN


CUSIP No.: G54050102

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Ellis Jones, solely as trustee of certain trusts for the descendants of Bruce Wasserstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States

Number of         7. Sole Voting Power:  1,979,337
Shares
Beneficially      8. Shared Voting Power:  7,978,859
Owned by
Each              9. Sole Dispositive Power:  0
Reporting
Person With      10. Shared Dispositive Power: 7,978,859


11. Aggregate Amount Beneficially Owned by Each Reporting Person:  9,958,196

Schedule 13D                                                        Page 5 of 15


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 9.958%

14. Type of Reporting Person (See Instructions): IN


CUSIP No.: G54050102

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Pamela Wasserstein, solely as trustee of a trust for the descendants of Bruce Wasserstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States

Number of         7. Sole Voting Power:  0
Shares
Beneficially      8. Shared Voting Power:  7,978,859
Owned by
Each              9. Sole Dispositive Power:  0
Reporting
Person With      10. Shared Dispositive Power: 7,978,859

Schedule 13D                                                        Page 6 of 15


11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,978,859

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 7.979%

14. Type of Reporting Person (See Instructions): IN


CUSIP No.: G54050102

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Ben Wasserstein, solely as trustee of a trust for the descendants of Bruce Wasserstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization: United States


Number of         7. Sole Voting Power:  0
Shares
Beneficially      8. Shared Voting Power:  7,978,859
Owned by
Each              9. Sole Dispositive Power:  0
Reporting
Person With      10. Shared Dispositive Power: 7,978,859

Schedule 13D                                                        Page 7 of 15


11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,978,859

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 7.979%

14. Type of Reporting Person (See Instructions): IN

Schedule 13D                                                        Page 8 of 15

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Lazard Ltd, a company incorporated under the laws of Bermuda ("Lazard"). The principal executive offices of Lazard are located at Claredon House, 2 Church Street, Hamilton HM 11, Bermuda.

         In connection with the initial public offering of the Class A Common Stock by Lazard (the "IPO"), LAZ-MD Holdings LLC, a Delaware limited liability company ("LAZ-MD") was issued one share of Class B common stock, par value $.01 per share (the "Class B Common Stock") of Lazard, and a Common Interest (the "Lazard Group Common Interest") in Lazard Group LLC, a Delaware company (the "Lazard Group") and an indirect, controlled affiliate of Lazard that holds the financial advisory and asset management businesses of Lazard. The Lazard Group Common Interest issued to LAZ-MD consists of 62,500,000 units as of the date hereof.

         Pursuant to the Master Separation Agreement (the "Master Separation Agreement"), dated as of May 10, 2005, by and among Lazard Group, Lazard, LAZ-MD and LFCM Holdings LLC, a Delaware limited liability company, the Lazard Group Common Interest issued to LAZ-MD is exchangeable with Lazard (or its subsidiaries) for shares of Class A Common Stock, on the basis of one unit of such Lazard Group Common Interest for each share of Class A Common Stock (subject to customary anti-dilution adjustments).

         The Lazard Group Common Interest issued to LAZ-MD is associated with the outstanding Class II Interests in LAZ-MD (the "Exchangeable Interests"). The Exhangeable Interests are now held by, among other people, the Reporting Persons, in exchange for interests previously held in Lazard Group in connection with the IPO. Pursuant to the Master Separation Agreement, the Exchangeable Interests are effectively exchangeable for shares of Class A Common Stock. In the event of an exchange of an Exchangeable Interest, LAZ-MD will generally redeem such Exchangeable Interest in exchange for an equivalent number of units of the Lazard Group Common Interest issued to LAZ-MD, which Lazard Group Common Interest units will in turn be automatically exchanged with Lazard (or its subsidiaries) for shares of Class A Common Stock.

         The foregoing discussion is qualified in its entirely by reference to the Master Separation Agreement, which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 1.

         As more fully discussed in Item 6 below, LAZ-MD has agreed in most instances to vote its Class B Common Stock in proportion to the instructions of the holders of the Exchangeable Interests, including the Reporting Persons. The Class B Common Stock is entitled to vote together with the Class A Common Stock on all matters submitted to a vote of the shareholders of Lazard and is entitled to the number of votes equal to the number of shares of Class A Common Stock that would be issuable if the entire Lazard Group Common Interest issued to LAZ-MD were then exchanged for shares of Class A Common Stock. Accordingly, as of the date hereof, the share of Class B Common Stock is entitled to 62,500,000 votes, or 62.5% of the voting power of Lazard based on the number of outstanding shares of Class A Common Stock as of May 10, 2005 (37,500,000).

Schedule 13D                                                        Page 9 of 15

Item 2.  Identity and Background.

         The following are the names, business addresses, principal businesses or occupations and citizenships of the Reporting Persons:

                                    Principal Business
Name and Business Address           or Occupation                  Citizenship

Bruce Wasserstein                   Chairman and Chief Executive  United States
Lazard Ltd                            Officer of Lazard
30 Rockefeller Plaza
New York, New York 10020

Ellis Jones                         Managing Director of          United States
Wasserstein & Co. L.P.                Wasserstein & Co. L.P.
1999 Avenue of the Stars,
  Suite 2850
Los Angeles, California 90067-6086

Pamela Simone Wasserstein           Attorney                      United States
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150

Ben Wasserstein                     Journalist                    United States
295 Park Avenue South #7K
New York, New York 10010


         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons previously held interests in Lazard Group and its predecessor companies. In connection with the IPO, the interests of the Reporting Persons and other members of Lazard Group were exchanged for various interests in Lazard and LAZ-MD. Pursuant to the Master Separation Agreement, LAZ-MD issued the Exchangeable Interests to (among others) the Reporting Persons in exchange for limited liability company interests in Lazard Group. Pursuant to the Master Separation Agreement, Lazard Group thereafter exchanged a portion of its limited liability company interests held by LAZ-MD for the Lazard Goup Common Interest in connection with recapitalization of Lazard Group. For more information, see the response to Item 6.

         As a result of these transactions, Bruce Wasserstein now holds 1,316,838 shares of Class A Common Stock and 1,979,337 Exchangeable Interests on account of interests he held in Lazard Group. The Exchangeable Interests are effectively exchangeable into Class A Common Stock on a one-to-one basis on the eighth anniversary of the Recapitalization. Under certain circumstances, the Exchangeable Interests may be exchangeable into Class A Common Stock on an earlier date, as is discussed more fully in Item 6 below. The Exchangeable Interests have been contributed by Mr. Wasserstein to the Grantor Retained Annuity Trust under Article FIRST of the Bruce Wasserstein 2005 Trust (the "GRAT"), of which Mr. Wasserstein is trustee with sole authority to make all investment decisions with respect to all matters except for the exercise of voting rights with respect to the Exchangeable Interests and certain other interests held in the GRAT. Ellis Jones is trustee with sole authority to make decisions with respect to the exercise of voting rights with respect to the Exchangeable Interests and certain other interests held in the GRAT.

         As a result of the Recapitalization, The Cranberry Dune 1998 Long-Term Trust (the "Family Trust") now holds 7,978,859 Exchangeable Interests received in exchange for interests it and related entities owned in Lazard Group. Pamela Simone Wasserstein, an adult child of Mr. Wasserstein, Ben Wasserstein, an adult child of Mr. Wasserstein, Mr. Jones, and Wilmington Trust Company are the trustees of the Family Trust. Wilmington Trust Company has no power regarding investment and voting control over the Exchangeable Interests held by the Family Trust. Bruce Wasserstein expressly disclaims any beneficial or other ownership of the Exchangeable Interests held by the Family Trust.

Schedule 13D                                                       Page 10 of 15

Item 4.  Purpose of Transaction.

         In Mr. Wasserstein's capacity as an officer and director of Lazard, Mr. Wasserstein intends to take an active role in operational, financial and strategic initiatives. While Mr. Wasserstein has no specific plans or proposals that relate to or would result in any of the transactions involving Lazard described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (other than (i) the acquisition and disposition of shares of Class A Common Stock pursuant to the exchanges and other transfers of Exchangeable Interests and Lazard Group Common Interest contemplated by the Master Separation Agreement, and (ii) the acquisition of shares of Class A Common Stock pursuant to the registration rights provisions with respect to the Class A Common Stock issuable upon exchange of the Exchangeable Interests set forth in the Stockholders' Agreement (the "Stockholders' Agreement"), dated as of May 10, 2005, by and among Lazard, LAZ-MD and certain holders of Exchangeable Interests, including the Reporting Persons), he may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D in his capacity as a shareholder of Lazard.

         The other Reporting Persons currently have no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4 (other than (i) the acquisition and disposition of shares of Class A Common Stock pursuant to the exchanges and other transfers of Exchangeable Interests and Lazard Group Common Interest contemplated by the Master Separation Agreement, and (ii) the acquisition of shares of Class A Common Stock pursuant to the registration rights provisions with respect to the Class A Common Stock issuable upon exchange of the Exchangeable Interests set forth in the Stockholders' Agreement, although they may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) The information set forth on the cover pages of this
Schedule 13D is incorporated herein by reference. The Reporting Persons collectively own an aggregate of 1,316,838 shares of Class A Common Stock and 9,958,196 Exchangeable Interests, which together would aggregate 11,275,034 shares of Class A Common Stock (assuming the exchange of all Exchangeable Interests).

         Each person identified in this Schedule 13D expressly disclaims any beneficial ownership in any of the interests in Lazard except for those interests that are stated to be owned directly by such person or, in the case of Bruce Wasserstein, by the GRAT, and except to the extent of such person's beneficial interest in a trust that owns such interests.

        (c) The disclosures pursuant to Item 1 and Item 3 of this Schedule 13D are incorporated herein by reference.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         LAZ-MD Holdings Stockholders' Agreement

         Each of LAZ-MD and Lazard have entered into the Stockholders' Agreement that addresses, among other things, LAZ-MD's voting of its share of Class B Common Stock and registration rights in favor of the holders of the Exchangeable Interests who become party to the Stockholders' Agreement (including the Reporting Persons) (each such holder to be deemed a covered person for the purposes of the Stockholders' Agreement). The Stockholders' Agreement is filed as an exhibit to this Schedule 13D and is incorporated in its entirety herein by reference, and the following summary of its terms is qualified in its entirety by reference thereto.

         The Stockholders' Agreement will continue in effect until all Exchangeable Interests and the entire underlying Lazard Group Common Interest have been exchanged for shares of the Class B Common Stock, and any covered person will cease being party to the Stockholders' Agreement upon full exchange of his or her Exchangeable Interests and the underlying portion of the Lazard Group Common Interest for shares of the Class A Common Stock. The Stockholders' Agreement may be terminated on an earlier date by a vote of at least 66 2/3% of the aggregate voting power represented by the covered persons party to the Stockholders' Agreement. The Stockholders' Agreement generally may be amended at any time by a majority of the aggregate voting power represented by covered persons party to the Stockholders' Agreement.

Schedule 13D                                                       Page 11 of 15

         Voting Rights

         Prior to any vote of the stockholders of Lazard, the Stockholders' Agreement requires a separate, preliminary vote of covered persons (either by a meeting or by proxy or written instruction) on each matter upon which a vote of the stockholders is proposed to be taken. Pursuant to the Stockholders' Agreement, the covered persons will individually be entitled to direct LAZ-MD how to vote the portion of the Class B Common Stock's voting power that is associated with his or her then-outstanding Exchangeable Interest on an as-if-exchanged basis. However, the LAZ-MD board of directors will have the ability to vote the voting interest represented by the Class B Common Stock in its discretion if the LAZ-MD board of directors determines that it is in the best interest of LAZ-MD.

         The votes under the Class B Common Stock that are associated with any covered person who does not direct LAZ-MD how to vote on a particular matter will be abstained from voting.

         Registration Rights

         The Stockholders' Agreement provides that the holders of shares of the Class A Common Stock issued or to be issued upon exchange of the Exchangeable Interests or the Lazard Group Common Interests initially held by LAZ-MD (holders of such securities referred to herein as the "Holders," and such securities referred to herein as "Registrable Securities") will be granted registration rights.

         The Stockholders' Agreement will provide that, after exchange for shares of the Class A Common Stock, each Holder is entitled to unlimited "piggyback" registration rights, meaning that each holder can include his or her Registrable Securities in registration statements filed by Lazard, subject to certain limitations. Holders also have "demand" registration rights, meaning that, subject to certain limitations, after exchange for shares of the Class A Common Stock, they may require Lazard to register the Registrable Securities held by them, provided that the amount of Registrable Securities subject to such demand has a market value in excess of $50 million or, on and after six months after the nine-year anniversary of the initial public offering, $20 million. Lazard will pay the costs associated with all such registrations.

         Lazard also will use its reasonable best efforts to file and make effective a registration statement on the third through the ninth anniversaries of the initial public offering, in order to register registrable securities that were issued on those anniversaries or otherwise subject to continuing volume or transfer restrictions under Rule 144 under the Securities Act of 1934, as amended (the "Securities Act") upon the exchange of the Exchangeable Interests and the Lazard Group Common Interests, provided that the amount of Registrable Securities subject to such registration constitutes at least $50 million in market value or Lazard shall not be obligated to register such shares.

         Shares of the Class A Common Stock will cease to be Registrable Securities upon the consummation of any sale of such shares pursuant to an effective registration statement or under Rule 144 under the Securities Act or when they become eligible for sale under Rule 144(k) under the Securities Act. However, any Holder who has shares that would have been Registrable Securities but for their eligibility for sale under Rule 144(k) and who holds, in the aggregate, an amount of Registrable Securities with a market value in excess of $25 million of the outstanding the Class A Common Stock will be entitled to continued demand and piggyback registration rights as described above.

         Master Separation Agreement

         LAZ-MD, Lazard Group and Lazard are parties to the Master Separation Agreement, which contains key provisions relating to the separation and recapitalization transactions that were consummated in connection with the IPO, and the relationship among Lazard Group, LAZ-MD and Lazard after completion of the IPO. The Master Separation Agreement is filed as an exhibit to this Schedule 13D and incorporated in its entirety herein by reference, and the following summary is qualified in its entirety by reference thereto.

Schedule 13D                                                       Page 12 of 15

         Terms of Exchange

         The Master Separation Agreement sets forth the terms and arrangements with respect to the Exchangeable Interests and the Lazard Group Common Interest, including the exchange rights with respect thereto. For a discussion of the mechanics of these exchange rights, see the disclosure pursuant to Item 1 of this Schedule 13D.

         Timing of Exchange

         The Master Separation Agreement also sets forth the timing of when the Exchangeable Interests are entitled to be exchanged for shares of Class A Common Stock. Pursuant to the Master Separation Agreement, the Exchangeable Interests will, at the election of the holders thereof, become fully exchangeable for shares of Class A Common Stock on the eight anniversary of the IPO. In addition, the Exchangeable Interests are subject to accelerated exchange rights at other times and in other amounts. See "-- Agreement Relating to Reorganization of Lazard" below.

         In addition, each of LAZ-MD and Lazard's subsidiaries that directly hold Lazard's interests in Lazard Group, upon the approval of Lazard's board of directors, will have the power to accelerate the exchange of all or a portion of the Exchangeable Interests and thereby the Lazard Group Common Interests for shares of Class A Common Stock under certain circumstances at any time on or after the first anniversary of the IPO and will be able to do so for any reason following the ninth anniversary of the IPO. In addition, the exchangeability of the Exchangeable Interests and the Lazard Group Common Interest will be accelerated in connection with a change of control of Lazard, as defined in Lazard's 2005 equity incentive plan, after the first anniversary of the IPO, unless otherwise determined by Lazard's board of directors. The Master Separation Agreement also provides that LAZ-MD may exchange the Lazard Group Common Interest issued to it for shares of Class A Common Stock at any time.

         Transfers of Exchangeable Interests

         The Master Separation Agreement generally prohibits transfers of the Lazard Group Common Interest issued to LAZ-MD and the Exchangeable Interests except pursuant to full or partial exchanges of such interests, for estate planning purposes, for repurchases by Lazard Group and, in the case of Exchangeable Interests, for transfers to other holders of Exchangeable Interests.

         Agreement Relating to Reorganization of Lazard

         The conversion of Mr. Wasserstein's interests (as well as those belonging to the Family Trust) in Lazard Group into the Exchangeable Interests was provided for pursuant to the Agreement, dated as of May 10, 2005 (the "Reorganization Agreement") by and between Lazard Group and Mr. Wasserstein.

         The Reorganization Agreement also effectively provides for the exchange of the Exchangeable Interests into shares of Class A Common Stock following the eighth anniversary of the Lazard initial public offering; provided that if Mr. Wasserstein remains employed by Lazard Group through the third anniversary date of the Lazard initial public offering, the Exchangeable Interests may be effectively exchanged, at the election of the holder, into shares of Class A Common Stock in three equal installments on the third, fourth and fifth anniversary dates.

         Pursuant to the Reorganization Agreement, Mr. Wasserstein agreed to enter into the LAZ-MD Holdings Stockholders' Agreement. The Reorganization Agreement is filed as an exhibit to this Schedule 13D and is incorporated in its entirety herein by reference, and the preceding summary is qualified in its entirety by reference thereto.

Schedule 13D                                                       Page 13 of 15

         Letter Agreement with Bruce Wasserstein Family Trust

         Lazard Group and to the Family Trust's predecessors in interest (in this paragraph, the "Family Trust") agreed that any Exchangeable Interests or Class A Common Stock held by the Family Trust would be treated in the same manner as any such interests held by Mr. Wasserstein as set forth in the Reorganization Agreement. It was further agreed that the Family Trust would have the power to designate one person to be nominated to the Board of Directors of Lazard until such time as the amount of Class A Common Stock then owned directly or indirectly by the Family Trust plus the number of shares of Class A Common Stock issuable for the Exchangeable Interests then owned directly or indirectly by the Family Trust constitutes less than 50% of the amount of Class A Common Stock issuable under the terms of the Exchangeable Interests issued to the Family Trust as of the date of the Lazard initial public offering. This letter agreement is filed as an exhibit to this Schedule 13D and is incorporated in its entirety by reference, and the preceding summary is qualified in its entirety by reference thereto.

Item 7. Material to Be Filed as Exhibits.

        Exhibit A.        Joint Filing Agreement

        Exhibit B.        LAZ-MD Stockholders' Agreement

        Exhibit C.        Master Separation Agreement

        Exhibit D.        Agreement Relating to Reorganization of Lazard

        Exhibit E.        Letter Agreement with Bruce Wasserstein Family Trust

Schedule 13D                                                       Page 14 of 15


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:   May 20, 2005

                                     BRUCE WASSERSTEIN


                                     ---------------------------
                                     Bruce Wasserstein


                                     ELLIS JONES


                                     ---------------------------
                                     Ellis Jones


                                     PAMELA SIMONE WASSERSTEIN


                                     ---------------------------
                                     Pamela Simone Wasserstein


                                     BEN WASSERSTEIN


                                     ---------------------------
                                     Ben Wasserstein

Schedule 13D                                                       Page 15 of 15



                            JOINT FILING AGREEMENT



         By this Agreement, the undersigned agree that the Statement on
Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the Class A Common Stock of Lazard Ltd is being filed on behalf of each of us.



         Dated:   May 20, 2005

                                     BRUCE WASSERSTEIN


                                     ---------------------------
                                     Bruce Wasserstein


                                     ELLIS JONES


                                     ---------------------------
                                     Ellis Jones


                                     PAMELA SIMONE WASSERSTEIN


                                     ---------------------------
                                     Pamela Simone Wasserstein


                                     BEN WASSERSTEIN


                                     ---------------------------
                                     Ben Wasserstein